SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of FEBRUARY, 2004
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

        PT INDONESIAN SATELLITE CORPORATION Tbk
          (PT INDOSAT Tbk) or (THE COMPANY)

          ANNOUNCEMENT TO THE SHAREHOLDERS

It is hereby announced to the shareholders of PT Indonesian
Satellite Corporation Tbk abbreviated PT Indosat Tbk
(hereinafter referred to as the Company), that the Companys
Extraordinary General Meeting of Shareholders (EGMS) which was held on Monday, 8 March 2004 at Auditorium
Indosat Building, 4th Floor, Jl. Medan Merdeka Barat No.21,
Jakarta 10110, has decided the following resolutions:

First Agenda:

I.- Approved the split of nominal value of the series A and B shares from Rp500.00 (five hundred Rupiah) to Rp100.00 (one hundred Rupiah) per share which result in the increase of the number of shares from 4,000,000,000 (four billion) shares to become
    20,000,000,000 (twenty billion) shares and increase the number of issued shares from 1,035,500,000 (one billion thirty five million five hundred thousand) shares to become 5,177,500,000 (five billion one hundred seventy seven million five hundred thousand) shares;


  - Approved the reclassification of 4 (four) series A shares resulting from the stock split into 4 (four) series B shares provided, however, in the event the Company will conduct a reverse stock split
    (penggabungan saham) in the future the number of series A share will be maintained to 1 (one) share, with due regard to the applicable laws and regulations;

  - Approved the amendment to article 4 paragraph 1 and 2 of the Articles of Association of the Company in connection with the stock split.

II Approved the amendment to the exercise price of the first-batch ESOP of the Company which has been determined pursuant to Circular Letter of the Jakarta
    Stock Exchange Number SE-001/BEJ/012000 dated 31
    January 2000 on the Nominal Value and Share Price with regard to the Increase of Capital Without Pre-Emptive
    Rights and letter from the Jakarta Stock Exchange to the Board of Directors of the Company
    No.S-1109/BEJ-PSJ/06-2003, dated 25 June 2003 regarding the Implementation of ESOP of PT Indosat Tbk and also as approved by the Annual General Meeting of Shareholders of the Company dated 26 June 2003 from
    Rp7,837.2 (seven thousand eight hundred and thirty seven point two Rupiah) per shares to become Rp1,567.4
    (one thousand five hundred and sixty seven point four
    Rupiah) per share and to increase the number of option by 5 (five) times as well as other related issues of the Companys ESOP which will be .affected by the stock split.

III Appoint and grant an authority with the right of substitution to the Board of Directors of the Company to conduct any action in relations to the resolution of the EGMS, including but not limited to compile the entire amendments to the Articles of Association of the Company into one deed, appear before the authorized party, to discuss, to give and/or ask for information, to apply for the approval and or report to the Minister of Justice and Human Rights or any other related authorized institutions, to make or cause to be made and sign the deeds and letters or any necessary documents including their amendments as may be required by the authority, appear before the notary to ask the notary to prepare and sign the deed of Companys shareholders resolution and, moreover to take any necessary actions which should be and or could be made for the purpose of implementing/materializing the resolutions of EGMS.

Second Agenda:

  Approved the delegation of authority to the Board of Commissioners to determine remuneration packages of Board of Directors, including but not limited to salaries, incentives, bonus / tantiem, other facilities and allowances, including the severance payment on the end / termination of service, job security insurance, facilities, allowances and any other payment for the member(s) of the Board of Directors who have been discharged, whereby such delegation shall be effective as of the closing of the EGMS and will remain effective until further determined by the General Meeting of Shareholders of the Company provided that the Board of Commissioners in implementing such delegation of authority shall take into consideration any recommendation from the Remuneration Committee if any and shall report the result of such delegation of authority to the shareholders in the Annual General
  Meeting of Shareholders of the Company.

This announcement is hereby made to the attention of all shareholders.


Jakarta, 9 March 2004

PT INDOSAT Tbk
The Board of Directors



Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosats future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in
the United States. Securities may not be offered or sold
in the United States absent registration or an exemption
from registration. Any public offering of securities to
be made in the United States will be made by means of an
offering circular that may be obtained from the Company
and will contain detailed information about the Company
and management, as well as financial statements.
The Company does not intend to register any part of
the offering in the United States.
..

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: March 09, 2004 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President